UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2014

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,

____________Herzliya 4614001, Israel____________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒                 Form 40-F      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐             No      ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated September 23, 2014 is hereby incorporated by reference into the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

Notice of Annual General Meeting

XTL Biopharmaceuticals Ltd

(incorporated and registered in the State of Israel under the Israeli Companies Law – 1999 with registered number 52-003947-0)

Notice is hereby given that an Annual General Meeting (the “Meeting”) of the shareholders of XTL Biopharmaceuticals Ltd. (the “Company”) will be held at the Law Offices of the Company's attorneys, Kantor & Co., at 12 Abba Hillel Silver Road, Ramat-Gan, Israel at 11:00AM. (Israel Time), on Tuesday, October 28, 2014.

The Company is a Dual Listed Company, as such term is defined in the Israeli Companies Regulations (Concession for Public Companies Traded on Stock Market Outside of Israel), 4760-2000.

For information regarding the terms of service and employment of the Company five most highly compensated “office holders” (as such term is defined in the Israeli Companies Law, 1999, or, as amended from time to time, the Companies Law) during or with respect to the year ended on December 31, 2013, see Item 6 of the annual report published by the Company on April 3, 2014 [2014-02-037410].

The Meeting is being called for the following purposes:

1.	Financial Statements - Discussion regarding the Company's Financial Statements and Annual Report for the year ended 31 December, 2013.
2.	Auditor Reappointment - To consider and act upon proposal to approve the appointment of Kesselman & Kesselman, Certified Public Accountants (Israel) (PricewaterhouseCoopers), as the Company’s independent auditors for the financial year ending 31 December, 2014 and that the Board of Directors be and are hereby authorized to approve the level of remuneration of the auditors in accordance with the volume and nature of their services.
3.	Directors Reappointment - To consider and act upon proposal to re-elect Messrs Amit Yonay and David Bassa, to hold office as directors for an additional term, commencing on the date of the Meeting and until the next Annual General Meeting of Shareholders. Declaration of Director's Qualification attached hereto as Annex A.
4.	Director Appointment - To consider and act upon proposal to elect Dr. Jonathan Schapiro, to hold office as director in the Company, commencing on the date of the Meeting and until the next Annual General Meeting of Shareholders, including the allotment of 150,000 non-tradable stock options, without consideration, exercisable into 150,000 ordinary shares of the Company, NIS 0.1 par value each (the "Director Options").

The exercise price of the Director Options is NIS 0.43 each (such amount not linked), reflecting a price which is 10% higher than the average share price in the 30 days preceding the date of the Board of Directors' resolution.

The allotment of the Director Options will be made in accordance with Section 3(i) of the Income Tax Ordinance (New Version) – 1961 (the "Ordinance").

The Director Options will be subject to a vesting period and adjustments specified in the Company's option plan, all as set forth in Resolution 5 below. Declaration of Director Qualification attached as Annex B hereto.

5.	Director Remuneration - Subject to the approval of Resolution 4 above, and in accordance with the resolution of the Company's Compensation Committee and Board of Directors dated September 23, 2014, to consider and act upon proposal to approve Mr. Jonathan Schapiro consultancy terms in the Company, including allotment of 150,000 non-tradable, unlisted Options, exercisable into Company shares, all pursuant to the term and conditions set forth below:

5.1	Monthly Consulting Fee – Commencing as of the approval date of the Meeting (the "Effective Date"), Dr. Jonathan Schapiro shall serve as a consultant to the Company and will be entitled to a monthly consulting fee of US $1,500 (the "Monthly Fee"). Upon the successful completion of a cash fund raising of at least US$3 million in a public offering or private placement of equity securities, including securities convertible or exercisable into equity by the Company or any entity in its control (>50%) (the "Fund Raising"), the Monthly Fee will be increased to US $3,000.

5.2	In addition to the Monthly Fee, the Company shall reimburse Dr. Jonathan Schapiro for any extraordinary expenses incurred by him, which are to be approved in advance by the Company (the "Approved Expenses").

5.4	Options – In consideration for his service as consultant to the Company, Dr. Jonathan Schapiro will be entitled to an allotment of an additional amount of 150,000 non-tradable stock options, without consideration, exercisable into 150,000 ordinary shares of the Company, NIS 0.1 par value each, (the "Consultancy Options").

The exercise price of the Consultancy Options is NIS 0.49 each (not linked), reflecting a price which is 25% higher than the average share price in the 30 days preceding the date of the Board of Directors' resolution.

The allotment of the Consultancy Options will be made in accordance with Section 3(i) of the Ordinance.

The Consultancy Options and the Director Options specified in section 4 above (collectively "Options"), will be subject, to the terms and conditions as set forth below:

5.4.1	Mr. Jonathan Schapiro will be entitled to receive the Options and exercise them within a maximum period of 120 months from the date of allotment, subject to the terms and conditions contained herein, and based on a vesting period of 36 months, so that 4/12 of the Options will vest following the first anniversary as of the engagement and the remaining 8/12 shall vest on a quarterly basis (with 1/12 of the Options vesting on the last day of each three month period). Following the lapse of 36 months, all the Options may be exercised (the "Vesting Period"), subject to continued engagement of Mr. Jonathan Schapiro during the Vesting Period.

5.4.2	Pursuant to the Tel-Aviv Stock Exchange directives, owing to the transition to clearing on day T+1 of unlisted shares and convertible securities, there will be no conversion of options on the determining day for a distribution of bonus shares, offering by way of rights, dividend distribution, capital consolidation, capital split or capital reduction (each of the above will hereinafter be referred to as "Company Event"). Furthermore, should the X-date of the Company Event fall before its determining day, no conversion will be made on that date.

5.4.3	Shares deriving from the Options will grant the right to receive invitations to attend Company meetings and vote therein. All of the Company's shares, including those deriving from the Options, have equal rights among them, pro rata to the amount of capital paid, or credited as paid, on their par value, in regard to dividend and any other distribution or participation in the distribution of surplus Company assets upon dissolution.

5.4.4	In accordance with the approved Company option plan, the exercise price and number of unexercised options allotted to offerees, will be adjusted in the following cases:

a.	The number and class of shares that may be acquired in regard to the exercise of options granted under the Option Plan will be proportionally adjusted to an increase or decrease in the number of allotted shares deriving from the split (including bonus shares), consolidation, exchange of shares, change of classes of shares or a combination of all of the above.

It should be noted that, in each case, the exercise price shall be adjusted so as not to be below the share par value. No adjustments shall be made where securities are issued by way of rights granted to the Company's shareholders. The number of shares or the exercise price will not be adjusted where dividends are distributed in cash or deemed as distributed.

b.	In any event of a merger or consolidation, in which the Company is not the "surviving" company ("Acquisition Event"), the Options shall be replaced or considered as options granted by the surviving company, in which case the following provisions shall apply: (1) the Options' Vesting Period will not change, apart from the fact that 25% of the number of options that have not yet vested on the date of the Acquisition Event, will immediately vast; (2) should the offeree's tenure end before the lapse of one year from the date of the Acquisition Event, a further 25% of the options that have not yet vested on the date of the Acquisition Event, will immediately vast.

c.	In the event of the Company's dissolution, the Board of Directors or the Committee appointed by it shall notify the option holders to that effect, by giving 15 days prior notice at least, during which period the option holders may exercise the entire options in their possession whose Vesting Period has not yet lapsed. In the event of failure to exercise their right during the said period, the options will expire.

d.	Where the Company receives an offer to effect a transaction, whether by way of acquiring the shares of the Company or otherwise, the outcome of which will be a change in control, the option holders may exercise the entire options in their possession within a period of 6 months commencing on the date of effecting the transaction and/or the date of fulfillment of the conditions precedent.

Assuming that the full amount of Options is exercised, the shares deriving from the said exercise will constitute 0.12% of the issued and paid up capital, and 0.12% on a fully diluted basis.

The exercise shares will be listed under the name of the registration company through which the Company's shares will be registered at the time.

The options and shares derived from the exercise thereof are subject to a 6 month "blockage" period, in accordance with the provisions of the U.S Securities Act of 1933 and Rule 144, and conditions specified therein. Company shares issued on account of exercised options will bear legend as follows:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE WERE ORIGINALLY ISSUED ON ________, HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES ("STATE ACTS") AND MAY NOT BE SOLD, ASSIGNED, PLEDGED, TRANSFERRED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR STATE ACTS OR AN EXEMPTION FROM REGISTRATION THEREUNDER''

6.	D&O Insurance Policy – to consider and act upon proposal to approve a "Framework Transaction" for a period of 3 years commencing as of September 1, 2014 through August 31, 2017 (the "Period"), for the authority of the Company, in the ordinary course of business, to acquire D&O Insurance Policies to cover the liability of directors and officers who will serve the Company, from time to time, including without limitations directors and officers who are or may be deemed to be a controlling party in the Company, and all manner of "Framework Transaction" as defined in the Israeli Companies Regulations (Relief in Interested Parties Transactions), 2000 (the: "Relief Regulations").

The Company may acquire during the Period, a D&O Insurance Policy with a limit of liability of up to US $10 million per event and per year. The annual D&O Insurance Policy premium paid by the Company shall not exceed a total of US $75 thousand plus an amount representing up to 10% of the said amount per year (subject to premiums updates which may be required in respect of public offering, if any, etc.). Additionally the Company may purchase D&O Insurance Policy liability limit higher than US$10 million in the United States, provided that the annual premium paid by the Company shall not exceed the amount of the premium as stated above.

As long as the Company has D&O Insurance Policy in effect, each of the directors and/or officers who have left the Company will be included in the said policy until lapse of 7 years from the date of their departure, provided the terms of the D&O Insurance Policy will not diminish significantly the D&O Insurance Policy conditions which were existed in the eve of their departure from the Company (more than 10% change). In the event that the Company will cease in the future from entering into a D&O Insurance Policy to cover the liability of directors and officers or the terms of the D&O Insurance Policy will be significantly lower (more than 10% change) than the D&O Insurance Policy existed before their departure, the Company commits to purchase for such directors and officers run-off insurance for the remaining period of up to 7 years from the date of departure of the director and/or officer and in the conditions of the D&O Insurance Policy that existed in the eve of their departure, and at a total cost which will not exceed twice the annual D&O Insurance Policy premium cost.

The Board of Directors recommends that you vote in favor of the proposals, which are described in the attaché Proxy Statement. Resolutions 2 to 6 of the Meeting shall each be carried by a simple majority.

In the Meeting, a legal quorum will constitute the presence of at least two (2) shareholders, by themselves or their representatives, holding together at least 33% of the total voting rights in the Company. If at the elapse of half an hour from the Meeting's scheduled time the legal quorum is not present, the meeting will be postponed by one week for the same day of the week, at the same time and venue as scheduled for the original meeting, or for a different date and/or venue as determined by the Board in a notice to the shareholders (the "Deferred Meeting"). The Deferred Meeting will discuss the same agenda as planned for the original meeting. If a legal quorum is not present in the Deferred Meeting at the elapse of half an hour from the Deferred Meeting's scheduled time, any number of shareholders present, by themselves or their representatives, will constitute a legal quorum and the meeting will be entitled to discuss the issues on the agenda.

Shareholders of record at the close of business on September 28, 2014, are entitled to notice of, and to vote at the Meeting. Shareholders can vote either by mailing in their proxy or in person by attending the Meeting. If voting by mail, the proxy must be received by at the Company registered office in Israel at least 72 hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. If shareholders will attend the Meeting they may vote in person and in such case their proxy will not be used.

Shareholders who do not expect to attend the Meetings in person are requested to mark, date, sign and mail the proxy as promptly as possible. Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange ("TASE") may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares (the "Certificate"), or send such Certificate along with a duly executed proxy to Kantor & Co. - Law Offices at 12 Abba Hillel Rd., 8th Floor, Ramat Gan, ISRAEL 5250606.

The Notice of the Meeting and the Proxy Form is available for the public at the Israel Securities Authority's site: www.magna.isa.gov.il and at the Company's office at 85 Medinat Hayehudim Street, Herzliya, Israel.

Sincerely,

XTL Biopharmaceuticals Ltd.

About XTL Biopharmaceuticals Ltd. (“XTL”)

XTL Biopharmaceuticals Ltd., a biopharmaceutical company, focuses on the acquisition and development of pharmaceutical products for the treatment of unmet clinical needs. XTL is focused on late stage clinical development of drugs for the treatment of multiple myeloma, schizophrenia and lupus.

XTL is a public company traded on the Nasdaq Capital Market (NASDAQ: XTLB) and the Tel-Aviv Stock Exchange (TASE: XTL). XTL shares are included in the following indices: Tel-Aviv Biomed, Tel-Aviv MidCap, and Tel-Aviv Bluetech-50.

Contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080, Email: ir@xtlbio.com, www.xtlbio.com

Cautionary Statement

Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: September 23, 2014	By:	/s/ Josh Levine
Josh Levine
Chief Executive Officer